UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 31)1

Biglari Holdings Inc.
(Name of Issuer)

Common Stock, $.50 Stated Value
(Title of Class of Securities)

08986R 10 1
(CUSIP Number)

Sardar Biglari
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 08986R 10 1

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,041,817
	8	SHARED VOTING POWER 7,475
	9	SOLE DISPOSITIVE POWER 1,041,817
	10	SHARED DISPOSITIVE POWER 7,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 08986R 10 1

1	NAME OF REPORTING PERSON The Lion Fund, L.P. (the "Lion Fund I")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,726
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 365,726
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 08986R 10 1

1	NAME OF REPORTING PERSON The Lion Fund II, L.P. (the "Lion Fund II")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 643,438
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 643,438
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 643,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 08986R 10 1

1	NAME OF REPORTING PERSON Biglari Capital Corp. ("BCC")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,040,182
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,040,182
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 08986R 10 1

1	NAME OF REPORTING PERSON The Steak n Shake 401(k) Savings Plan (the "401(k) Plan")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,102
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,102
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 08986R 10 1

1	NAME OF REPORTING PERSON The Steak n Shake Non-Qualified Savings Plan (the "Non-Qualified Savings Plan")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 532
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 532
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 08986R 10 1

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,475
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 08986R 10 1

The following constitutes Amendment No. 31 (“Amendment No. 31”) to the Schedule 13D filed by the undersigned.  This Amendment No. 31 amends the Schedule 13D as specifically set forth herein.

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,066,864 Shares outstanding, which is the number of Shares outstanding as of May 3, 2016, as reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2016 filed by the Issuer with the Securities and Exchange Commission on May 6, 2016.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Sardar Biglari acquired 31,019 Shares for an aggregate purchase price of approximately $11,411,739 with his personal funds.  On May 26, 2016, Sardar Biglari contributed 31,018 of such Shares to BCC in exchange for additional membership interests in BCC (the “Contribution”).  The Contribution was approved by the Governance, Compensation and Nominating Committee of the Board of Directors of BH under the Amended and Restated Incentive Agreement, dated as of September 28, 2010, by and between BH and Sardar Biglari, as amended by the First Amendment to Amended and Restated Incentive Agreement, dated as of July 1, 2013 (the “Incentive Agreement”) and is conditioned upon (i) BCC continuing to be wholly owned by Sardar Biglari; (ii) BCC accepting restrictions on the transfer of the Shares under the Incentive Agreement and (iii) certain other restrictions on incentive compensation that may be imposed by the policies of BH or applicable laws and regulations.

The aggregate purchase price of the 365,726 Shares owned directly by the Lion Fund I is approximately $105,933,740.  Of the Shares owned directly by the Lion Fund I, 21,723 Shares were received in the Lion Fund I’s capacity as a stockholder of Western Sizzle Corporation ("WSC") pursuant to a special dividend by WSC payable to stockholders of WSC on a pro-rata basis, for no consideration, in accordance with the terms of that certain merger agreement, dated October 22, 2009, by and between WSC and the Issuer (the “Special Dividend”), 758 Shares were contributed to the Lion Fund I by Western Acquisitions, and the remaining Shares were acquired with the working capital of the Lion Fund I (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 643,438 Shares owned directly by the Lion Fund II is $268,490,448. Such Shares were acquired with working capital of the Lion Fund II (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and cash received from the Issuer through the sale of limited partnership interests in the Lion Fund II.

The aggregate purchase price of the 1,102 Shares held under the 401(k) Plan is approximately $414,947.

The aggregate purchase price of the 532 Shares held under the Non-Qualified Savings Plan is approximately $220,045.

The aggregate purchase price of the 6,661 Shares owned directly by Philip L. Cooley and the 814 Shares owned directly by Philip L. Cooley’s spouse, Sandy Cooley, who shares the same business address as Philip L. Cooley, which he may also be deemed to beneficially own, is approximately $1,525,575.  Of the 7,475 Shares beneficially owned by Philip L. Cooley, 6,151 Shares were acquired with Philip L. Cooley’s personal funds, 814 Shares were acquired with his spouse’s personal funds, 25 Shares were acquired with the working capital of BCC and subsequently gifted to Philip L. Cooley, 330 Shares were received pursuant to the Special Dividend and 155 Shares were awarded to Philip L. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan.

Item 5.	Interest in Securities of the Issuer.

Item 5(a-b) is hereby amended and restated to read as follows:

CUSIP NO. 08986R 10 1

(a-b) In this Amendment No. 31 and any subsequent amendment to the Schedule 13D (“Subsequent Amendment”), each of the aggregate number of shares and percentage owned by each Reporting Person identified on the cover page and the number of shares as to which each Reporting Person has sole and shared voting and dispositive power is and shall be incorporated from the applicable row of such Reporting Person’s cover page to such amendment, without any further notice.

By virtue of the relationships discussed in further detail in Item 2, (i) each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by each of the Lion Fund I and the Lion Fund II; and (ii) Sardar Biglari may be deemed to beneficially own the Shares owned by BCC and the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.

Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley and therefore Sardar Biglari may also be deemed to beneficially own such Shares.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares beneficially owned by the Reporting Persons, other than the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan and the Shares beneficially owned by Philip L. Cooley.  Sardar Biglari has sole power to direct the voting of the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley.

Item 5(c) is hereby amended and restated to read as follows:

(c) In this Amendment No. 31 and any Subsequent Amendment, any transactions in the Shares disclosed on a Form 4 filed by a Reporting Person during the period ending on the filing date of such amendment and starting on the later of the date 60 days before such filing date and the date of the most closely preceding amendment is and shall be incorporated into Item 5(c) with respect to such amendment without any further notice.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2016	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE LION FUND II, L.P.

By:	Biglari Capital Corp. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE 401(K) SAVINGS PLAN

By:	Steak n Shake Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE NON-QUALIFIED SAVINGS PLAN

By:	Steak n Shake Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI Individually and as Attorney-In-Fact for Philip L. Cooley